Redwood Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

March 12, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC  20549

Attention:  Jessica Barberich

Re:	Redwood Mortgage Investors VIII, a California Limited Partnership
Form 10-K for the year ended December 31, 2008
File No. 0-27816

Dear Ms. Barberich:

Redwood Mortgage Investors VIII, a California limited partnership (“Redwood”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated January 6, 2010.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Redwood’s response.

Form 10-K for the year ended December 31, 2008

Business, page 4

1.
We note your response to comment 2 of our letter dated July 10, 2009.  In providing more detail of the makeup of your loan portfolio, please provide a breakdown of the amounts, based on principal outstanding, that are maturing in each of the next 5 years and those that have already matured.  Also, provide a breakdown based on those secured first, second, and third deeds of trust.

Response:  We advise the Staff that a breakdown of the amounts, based on principal outstanding as of December 31, 2008, that were scheduled to mature in each of the next 5 years, is included in the “scheduled maturity dates of secured loans” table located at the bottom of page 8 of Redwood’s Form 10-K for the year ended December 31, 2008.  We supplementally advise the Staff that the total outstanding principal amount of Redwood’s loans that had matured as of December 31, 2008, was $54,107,000.

We further advise the Staff that a breakdown based on lien position is provided in the “summary of the partnership’s secured loan portfolio” table set forth on page 7 of Redwood’s Form 10-K for the year ended December 31, 2008.

In all future 10-K filings, we undertake to include in “Item 1—Business” a table summarizing the outstanding principal amount of loans that have already matured, as well as a breakdown of the amounts, based on unpaid principal balances, maturing in each of the next 5 years.  In addition, we will provide the requested lien position breakdown (based on loans secured by first, second, and third deeds of trust) in the same summary table.

Following is a summary table in substantially the form that we propose to include in “Item 1—Business” of Redwood’s Form 10-K for the year ended December 31, 2009:

Following is a summary of the partnership’s secured loans by lien position and by property type (of the collateral securing the loan) at December 31, 2009 (in thousands):

Secured loans by lien position
First	$
Second
Third
Total secured loans
Liens due other lenders at loan closing

Total debt	$

Appraised property value at loan closing	$

Ratio of total debt to appraised values
at loan closing (LTV)(1)

Secured loans by property type
Single family	$
Apartments
Commercial
Land

Total secured loans	$

(1)
Based on liens due other lenders and appraised values at loan closing.  This loan to value (LTV) computation does not take into account subsequent increases or decreases in security property values following the loan closing, nor does it include changes of the amount owning on senior liens to other lenders by payments or interest accruals, if any.  Property values likely have changed, particularly over the last two years, and the portfolio’s current LTV is likely to be higher than this historical ratio.

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Scheduled maturities of secured loans at December 31, 2009 (in thousands) are presented in the following table:

Year Ending December 31,
2010	$
2011
2012
2013
2014
Thereafter

Total future maturities	$

Matured at December 31, 2009	$

Total secured loans	$

2.
We note your response to comment 4.  Please clarify if the significantly higher than median nature of your average loan balances makes it difficult for your borrowers to refinance with you, even though you are an “asset” lender.

Response:  The relatively higher than median nature of our average loan balances makes it more difficult for many of our borrowers to refinance with us, even though we are an “asset” lender.  Residential-loan borrowers with high loan balances, particularly jumbo-loan borrowers, would find it difficult to refinance their loans with us.  Where a loan does not qualify for refinancing, but is otherwise performing, it is likely that we would be willing to extend the maturity date of the loan until market conditions improve in anticipation of ongoing payments from the borrower.  The inability of borrowers to refinance their debt (and/or to sell the property securing the loan) results principally from the credit market constriction and dysfunction noted in our response to prior comment 4, which has been exacerbated by regulations restricting pricing on owner occupied homes.

We undertake to explain and clarify in future filings that the relatively higher than median nature of our average loan balances makes it more difficult for our borrowers to refinance with us, to the extent applicable in the relevant filing period.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

3.
We note your response to prior comment 11 and that you intend to enhance your disclosure in future filings related to how California real estate values and other material economic trends may impact your processes for determining the adequacy of your allowance for loan losses.  Please supplementally provide a

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draft of such disclosure to us.  In your response and disclosure, as applicable, please tell us the valuation methodologies used to determine the value of the collateral.  Please discuss the following in your response:

•	What sources you rely on to track the trends in California real estate values.

•
How such sources may lead you to adjust your assumptions related to estimated fair values of the related collateral on your loans.  Tell us if you apply discounts to the original valuations of the collateral and, if so, please tell us the range of these discounts.

•	How your assumptions give effect to current trends versus medium-term versus longer-term trends in prices.

•	The extent to which you use third-party appraisers.

•	How often valuations of the collateral are performed/obtained and how they are reviewed for appropriateness.

•	How sensitive any assumptions used in your valuations are and what consideration you gave to disclosing a sensitivity analysis of the significant assumptions.

Response:  As noted in our response to prior comment 11, in arriving at our estimate for the allowance for loan losses we have historically taken into consideration recent trends in the economy, including the fair value of California real estate.  However, economic and market indicators are more useful in finding trends in value and informing the lending decision under normal market conditions.  Economic trends – principally the continuing constriction of the credit markets and the broad, but not uniform, decline in real estate values - are less useful and reliable in the process of determining the allowance for loan losses under current market conditions.

Following is the proposed disclosure regarding management estimates and the computation of the allowance for loan losses in substantially the form to be included in the “Critical Accounting Policies” section of “Item 7—Management Discussion and Analysis of Financial Condition and Results of Operation” (as well as in the notes to Redwood’s financial statements) of our Form 10-K for the year ended December 31, 2009:

Management estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent

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assets and liabilities, at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods.  Such estimates relate principally to the determination of the allowance for loan losses, including the valuation of impaired loans (which itself requires determining the fair value of the collateral), and the valuation of real estate held for sale and real estate held as investment, at acquisition and subsequently.  Actual results could differ significantly from these estimates.

In the current market, collateral fair values are reviewed quarterly (reflecting the high degree of volatility in the market), and the protective equity for each loan is computed. As used herein, “protective equity” is the arithmetic difference between the fair value of the collateral, net of any senior liens, and the loan balance, where “loan balance” is the sum of the unpaid principal, advances and the recorded interest thereon.  This computation is done for each loan (whether impaired or performing), and while loans secured by collateral of similar property type are grouped, there is enough distinction and variation in the collateral that a loan-by-loan, collateral-by-collateral analysis is required.

The fair value of the collateral is determined by exercise of judgment based on management’s experience informed by appraisals (by licensed appraisers), brokers’ opinion of values, and publicly available information on in-market transactions.  Historically, it has been rare for determinations of fair value to be made without substantial reference to current market transactions.  However, in recent years, due to the low number of real estate transactions, and the rising number of transactions that are distressed (i.e., that are executed by an unwilling seller – often compelled by lenders or other claimants - and/or executed without broad exposure or with market exposure but with few, if any, resulting offers), more interpretation, judgment and interpolation/extrapolation within and across property types is required.

Allowance for loan losses

Loans and the related accrued interest, late fees and advances are analyzed on a periodic basis for ultimate recoverability.  Delinquencies are identified and followed as part of the loan system.  Delinquencies are determined based upon contractual terms.  For impaired loans, a provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral values, such that the net carrying amount (unpaid principal balance, plus advances, plus accrued interest less the specific allowance) is reduced to the present value of future cash flows discounted at the loan’s effective interest rate, or, if a loan is collateral dependent, to the estimated fair value of the related collateral, net of any

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senior liens.  The fair value estimates are derived from information available in the real estate markets including similar property, and often require the experience and judgment of third parties such as commercial real estate appraisers and brokers.  The partnership charges off the loan balance of uncollectible loans directly to the allowance account once it is determined the full amount is not collectible.

4.
Please tell us how loans that are determined not to be individually impaired, are considered in the assessment of an allowance under SAB 6L, subtopics 450-10 and 450-20 of the FASB Accounting Standards Codification and paragraphs 310-10-35-35 and 310-10-35-36 of the FASB Accounting Standards Codification.  Explain to us how you considered the referenced guidance in determining whether an allowance was required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.

Response:  We supplementally advise the Staff that loans that are determined not to be individually impaired are grouped by the property type of the underlying collateral, consistent with the guidance set forth in SAB 6L 4.–“c.  Measuring and documenting loan losses under Statement 5 – estimating losses on loans individually reviewed for impairment, but not considered individually impaired”.  For each loan and for the total by property type, the amount of protective equity or amount of exposure to loss (i.e., the dollar amount of the deficiency of the fair value of the collateral, net of any senior liens, to the loan balance) is computed.  Based on its knowledge of the borrowers and their historical (and expected) performance, and the exposure to loss, management estimates an appropriate reserve by property type for probable credit losses in the portfolio.  This is consistent with the guidance set forth in paragraph 310-10-35-36 of the FASB Accounting Standards Codification, which reads: “Under Subtopic 450-20, a loss is recognized if characteristics of a loan indicate that a group of similar loans includes some losses even though the loss could not be indentified to a specific loan. However, a loss would be recognized only if it is probable that the loss has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.”

Liquidity and Capital Resources, page 20

5.
We note your response to comment 14.  We also note the disclosure that you will not be accepting new liquidation requests until further notice.  Please clarify the significance of withdrawal requests submitted after March 16, 2009.  For instance, do submitted requests, while not accepted, serve as a placeholder for the submitting limited partners?

Response:  Consistent with Redwood’s prior announcement that it will not be accepting new withdrawal requests as of March 16, 2009 and until further notice, withdrawal requests submitted to Redwood after March 16, 2009 are not deemed to

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be “accepted,” nor do they serve as placeholders for the submitting limited partner.  We undertake to include this clarification in future filings.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk

Asset Quality, page 24

6.
We note your responses to prior comments 7 and 12 and it appears that your investment-type arrangement in these loans was clearly in excess of 10% of assets as of December 31, 2008.  Please tell us what consideration you gave to providing financial information as required by SAB Topic 11 for the property underlying your first and second mortgages in your Form 10-K for the year ended December 31, 2008.

Response: We supplementally advise the Staff that loans secured by mortgages owned by Redwood would not have the characteristics (quoting from SAB Topic 11): “which in economic substance represent an investment in real estate or a joint venture rather than a loan.” This is substantially due to the absence of any equity kickers and yield enhancements based on the economic performance of the collateral securing the mortgage note (e.g. participation in residual profit). The notes provide for the payment of interest at fixed rates for three to five year terms.  Principal is payable typically at maturity.  There are no other cash flows, particularly contingent cash flows, to be received.  Further, real estate, which we own and which are operating units, generally is placed into limited liability companies/wholly-owned subsidiaries that are consolidated with the parent company for financial reporting purposes.

Form 10-Q for the quarter ended June 30, 2009

Recently Issued Accounting Pronouncements, page 12

7.
You state that the adoption of SFAS 160 did not have a material impact on the partnership’s financial condition and results of operations; however, based on the presentation of your financial statements, it is unclear to us if you have adopted the provisions under subtopic 810-10 of the FASB Accounting Standards Codification.  Please advise us and explain.

Response:  We supplementally advise the Staff that the consolidated balance sheets to be included in Redwood’s Form 10-K for the year ended December 31, 2009 (and other future filings, as applicable), will present the noncontrolling interest as a sub-caption under “Capital” and will be added to “Partners’ Capital” in calculating “Total capital.”

Following is the proposed captions in the relevant section of our consolidated balance sheets in substantially the form proposed to be included in our Form 10-K for the year ended December 31, 2009:

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		2009		2008
Capital

Partners’ capital
Limited partners’ capital, subject to redemption, net of unallocated syndication costs of $____ and $____ for 2009 and 2008, respectively; and net of formation loan receivable of $___ and $____ for 2009 and 2008, respectively

General partners’ capital, net of unallocated syndication costs of $__ and $__ for 2009 and 2008, respectively

Total partners’ capital
Noncontrolling interest

Total capital	$		$

Note 4 – Real Estate Owned, page 16

8.
We note that you acquired several properties in 2009 as a result of foreclosure.  Please tell us what consideration you gave to subtopics 805-10 to 805-50 of the FASB Accounting Standards Codification when determining how to account for these real estate acquisitions.  In your response, please specifically provide us with your analysis of whether the condominium-conversion property consisting of 126 units acquired in June of 2009 was a business.  Additionally, provide an analysis for your third quarter conversion acquisition.

Response:  We supplementally advise the Staff that in accounting for loans in default going to foreclosure sale that result in real estate acquisitions, we follow the guidance of subtopic 310-40 of the FASB Accounting Standards Codification as well as subtopics 805-10 to 805-50, as applicable. In the particular case of the condominium-conversion property referred to above as well as the third quarter conversion acquisition, we determined that the foreclosed properties did not meet the definition of a business following the guidance of subtopic 805-10-55-4. The foreclosed assets did not have employees, strategic management processes, operational processes or resource management processes one would expect to find in a business as defined in subtopic 805-10-55.4. The decision to operate the real estate as a rental and to convert these assets from condominium conversions to apartments was made subsequent to the foreclosure sale/acquisition in order to enhance cash flow and begin the process of recouping the investment in the original mortgage loan and monetizing the asset.  Only after that decision was reached did the characteristics of a business begin to be developed. As such, we followed the

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guidance in subtopics 310-40 and 805-50 at the time of foreclosure.

Form 10-Q for the quarter ended September 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 8

9.
We note your disclosure on page 11 of the activity in your allowance for loan losses and your disclosure regarding your real estate owned in Note 4.  It is unclear to us how you determined the cost basis of the real estate.  Please confirm that the valuation allowance is not being carried over as a separate element of the cost basis for purposes of accounting for the real estate subsequent to foreclosure.  Please see subtopics 360-10 and 310-40 of the FASB Accounting Standards Codification for reference.

Response:  We advise the Staff that the cost basis of the real estate owned is dependent on the classification of the asset as either “Held for Sale” or “Held and Used (captioned “Held as investment”).”  Real estate “Held for Sale” is recorded at net realizable value (fair value less estimated cost to sell).  Real estate “Held as investment” is recorded at the fair value.

We advise the Staff that the valuation allowance was carried over for management information and performance reporting purposes but did not impact the above accounting.  We undertake to clarify the disclosure in our Form 10-K for the year ended December 31, 2009 and other future filings to explain how we determined the cost basis of real estate owned.

10.
Furthermore, it appears that you may be charging reductions in the fair value of your real estate against your allowance for loan losses subsequent to foreclosure, rather than recognizing a separate loss pursuant to subtopic 360-10 of the FASB Accounting Standards Codification.  Please advise us and explain.

Response:  We supplementally advise the Staff that subsequent to acquisition of real estate through foreclosure, reductions in the fair value of real estate Held for Sale is not charged against the allowance for loan losses; rather, it is accounted for as an operating expense.

Following is the proposed captions in the relevant section of our consolidated statement of operations in substantially the form we propose to include in our Form 10-K for the year ended December 31, 2009 (and other future filings, as applicable):

Operating Expenses
Mortgage servicing fees
Asset management fees
Clerical costs from Redwood Mortgage Corp.
Professional services
Rental operations

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Impairment loss on real estate
Other
Total operating expenses

In addition, reference is made to our response to comment 11 below regarding the proposed accounting policy relating to “real estate held for sale” that we propose to include in the notes to our financial statements in our Form 10-K for the year ended December 31, 2009 (and other future filings, as applicable).

11.
We note that you separate your real estate owned into three categories:  real estate held, real estate held for sale, and real estate held for use/for investment.  Please separately tell us your accounting policy for each category of real estate including your depreciation policy/method, when applicable.  Also, if your accounting policy for real estate held differs from your accounting policy for real estate held for use/for investment, tell us the accounting guidance that you are relying upon to determine the appropriate accounting.

Response:  We supplementally advise the Staff that we will reclassify our real estate owned into the two conventional categories of Held for Sale (referred to as “Real estate held for sale”) and Held for Use (referred to as “Real estate held as investment”), in our Form 10-K for the year ended December 31, 2009 and other future filings.

Following is the proposed captions in the relevant section of our consolidated balance sheets in substantially the form we propose to include in our Form 10-K for the year ended December 31, 2009 (and other future filings, as applicable):

Assets: Real estate held for sale

Real estate held as investment

Following is the accounting policy for each of the above categories of real estate, in substantially the form we propose to include in NOTE 2 (SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ) to the financial statements to be included in our Form 10-K for the year ended December 31, 2009 (and other future filings, as applicable):

Real estate held for sale

Real estate held for sale includes real estate acquired in full or partial settlement of loan obligations generally through foreclosure that is being marketed for sale.  Real estate held for sale is recorded at acquisition at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property’s net realizable value, which is the fair value less estimated costs to sell, as applicable.

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Any excess of the recorded investment in the loan over the net realizable value is charged against the allowance for loan losses.  The fair value estimates are derived from information available in the real estate markets including similar property, and often require the experience and judgment of third parties such as commercial real estate appraisers and brokers.  The estimates figure materially in calculating the value of the property at acquisition, the level of charge to the allowance for loan losses and any subsequent valuation reserves. After acquisition, costs incurred relating to the development and improvement of property is capitalized to the extent they do not cause the recorded value to exceed the net realizable value, whereas costs relating to holding and disposition of the property are expensed as incurred. After acquisition, real estate held for sale is analyzed periodically for changes in fair values and any subsequent write down is charged to operating expenses.  Any recovery in the fair value subsequent to such a write down is recorded – not to exceed the net realizable value at acquisition - as an offset to operating expenses. Gains or losses on sale of the property are recorded in other income or expense. Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property and the terms of the sale including potential seller financing.

Real estate held as investment

Real estate held as investment includes real estate acquired through foreclosure that is not being marketed for sale and is either being operated, such as rental properties; is being managed through the development process, including obtaining appropriate and necessary entitlements and permits; or are idle properties awaiting more favorable market conditions. Real estate held as investment is recorded at acquisition at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property’s estimated fair value, less estimated costs to sell, as applicable.  After acquisition, costs incurred relating to the development and improvement of the property are capitalized, whereas costs relating to operating or holding the property are expensed. Subsequent to acquisition, management periodically compares the carrying value of real estate to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts.  If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value.

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Note 8 – Asset Concentrations and Characteristics, page 22

12.
You disclose that as of September 30, 2009 and December 31, 2008 you had 12 loans totaling $25,787,000 and 5 loans totaling $6,165,000, respectively, in foreclosure status.  You also disclose on page 10 that you had 39 impaired loans as of September 30, 2009.  Furthermore, you disclosed in your 2008 Form 10-K that you had 12 impaired loans as of December 31, 2008.  Please confirm if these loans in foreclosure status are included in the loans disclosed as impaired.  If they are not, please explain why.  Please also tell us the fair value of the collateral less costs to sell as of December 31, 2008 and September 30, 2009 for these loans.  Discuss how you determined the fair values in your response.

Response:   The partnership is an asset-based lender that follows low loan-to-value guidelines and lends for relatively short terms (3 to 5 years).  As noted in our response to prior comment 15, “In accordance with paragraph 8 [of SFAS 114, now subtopic 310 of the FASB Accounting Standards Codification], we do not consider a loan impaired during a period of delay in payment if we expect to collect all amounts due, including accrued interest at the contractual interest rate for the period of delay.” The economic, accounting and business rationale behind this application of paragraph 8 is that the borrower – with substantial equity in the underlying collateral (protective equity to the lender) - would sell the property or refinance the loan, and would not forgo the equity by losing the property to the partnership by foreclosure sale. This accounts for the historically low charge-offs and loan loss provisions despite lending without rigorous credit underwriting of the borrower.  So long as the protective equity was sufficient to presume the borrower’s self interest would cause the loan to be paid off prior to foreclosure, the loan was not classified as impaired, regardless of its status as to maturity and/or delinquency.  Similarly, loans in foreclosure were not considered impaired if the protective equity was sufficient to presume a loan payoff and workout would occur prior to completion of a foreclosure sale.

We have supplementally attached to this letter as Appendix A a schedule of the fair value of the collateral less costs to sell as of December 31, 2008 and September 30, 2009 for the loans in foreclosure status.

As noted above and in our prior responses, the current market conditions have been historic in the suddenness of their occurrence and severity of the constriction in capital market activity and liquidity available to real estate transactions.  These conditions have diminished the protective equity, in some cases even causing the collateral fair value to be less than the loan balance.  The historic real estate market downturn and the credit market constriction have caused drastic changes in long-entrenched borrower behaviors. The incidences of borrowers abandoning and/or surrendering their property has increased significantly and to an unprecedented level. This precipitated the $30+ million provision for loan losses in the quarter ended September 30, 2009, an amount far exceeding any prior provision for loan losses in the partnership’s history.  These events have forced the partnership to

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refine its application of the guidance in determining impaired loans for financial reporting for the year ended 2009 and forward periods.  Due to the reduced level of protective equity, it is expected that the number of loans – particularly for loans statused as matured and/or delinquent – designated as impaired will be greater than in prior periods.  Loans with substantial protective equity will not be designated as impaired unless delinquency exceeds 200+ days (90+ days for matured loans) or in management’s view the constriction in liquidity will cause the borrower to be unable to satisfy the debt before a pending foreclosure sale.

Part I – Item 2.  Management’s Discussion and Analysis of Financial Condition of the Partnership, page 23

Allowance for Losses, page 32

13.
We note your response to prior comment 18 and your disclosure on page 32 of your Form 10-Q that states that you had nine loans past maturity with a principal balance of $38,753,000.  You also disclosed in your 2008 Form 10-K that as of December 31, 2008 you had 9 loans with principal totaling $54,107,000 past maturity.  Furthermore, in your response you told us that none of the eleven loans that were past maturity as of March 31, 2009 are currently making payments.  In light of the fact that these loans are past maturity and are not currently making payments, please tell us in greater detail how you determined that these loans were not impaired.  Specifically, tell us how you determined that it was not probable that you will be unable to collect all amounts due according to the contractual terms of the loan agreement.  See subtopic 310-10 of the FASB Accounting Standards Codification for reference.

Response:  Reference is made to our response to comment 12.  As discussed in greater detail therein, for an asset based lender with low loan-to-value guidelines, it is presumed that loans that have substantial protective equity will be sold or refinanced by the borrower and the loan paid in full.  Otherwise the borrower would realize an economic loss. Therefore, it has been the experience of the managers of Redwood that borrowers will – after a time – sell, rather than surrender, the property.

We have supplementally attached to this letter as Appendix B a schedule of the fair value of the collateral less costs to sell as of December 31, 2008 and September 30, 2009 for the loans indicated as matured.

*  *  *  *  *

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Should you have any question regarding this response, you may reach our outside counsel, Stephen Schrader of Baker & McKenzie LLP, at (415) 576-3028.  Thank you for your assistance.

Sincerely,

/s/ Michael R. Burwell

Michael R. Burwell
President and Chief Financial Officer
of General Partners of Redwood
Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA  94063
Fax:  (650) 364-3978

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APPENDIX A

Supplemental Information for Response to Comment #12

Loans in Foreclosure Status
As of December 31, 2008
($ in thousands)

	Number of Loans	Unpaid Principal Balance	Loan Balance	Fair Value	Net Realizable Value	Senior Debt	Protective Equity	Over (Under) Loan Balance
Impaired	2	$ 191	$ 242	$ 587	$ 540	$ 365	$ 175	$ (67)
Non-impaired	3	5,974	6,490	20,300	19,216	9,620	9,596	3,106
	5	$ 6,165	$ 6,732	$ 20,887	$ 19,756	$ 9,985	$ 9,771	$ 3,039

Loans in Foreclosure Status
As of September 30, 2009
($ in thousands)

	Number of Loans	Unpaid Principal Balance	Loan Balance	Fair Value	Net Realizable Value	Senior Debt	Protective Equity	Over (Under) Loan Balance
Impaired	12	$ 25,787	$ 30,356	$ 82,593	$ 78,361	$ 47,687	$ 30,674	$ 318
Non-impaired	-	-	-	-	-	-	-	-
	12	$ 25,787	$ 30,356	$ 82,593	$ 78,361	$ 47,687	$ 30,674	$ 318

NOTE:  The partnership designates as in foreclosure status any loan which has filed notice of default (NOD).  At December 31, 2008, none of the loans had a filed notice of sale (NOS).  It is also common practice to status a loan as in foreclosure status only after a NOS is filed.

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APPENDIX B

Supplemental Information for Response to Comment #13

Mature Loans
As of December 31, 2008
($ in thousands)

	Number of Loans	Unpaid Principal Balance	Loan Balance	Fair Value	Net Realizable Value	Senior Debt	Protective Equity	Over (Under) Loan Balance
Impaired	5	$ 34,691	$ 50,352	$ 111,722	$ 105,509	$ 58,253	$ 47,256	$ (3,096)
Non-impaired	4	19,416	21,735	55,510	52,274	4,500	47,774	26,039
	9	$ 54,107	$ 72,087	$ 167,232	$ 157,783	$ 62,753	$ 95,030	$ 22,943

Mature Loans
As of September 30, 2009
($ in thousands)

	Number of Loans	Unpaid Principal Balance	Loan Balance	Fair Value	Net Realizable Value	Senior Debt	Protective Equity	Over (Under) Loan Balance
Impaired	7	$ 29,857	$ 35,008	$ 67,586	$ 64,171	$ 35,610	$ 28,561	$ (6,447)
Non-impaired	4	12,529	13,819	29,934	28,434	10,149	18,285	4,466
	11	$ 42,386	$ 48,827	$ 97,520	$ 92,605	$ 45,759	$ 46,846	$ (1,981)

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